Mail Stop 4561
via fax (858) 826-6679

September 8, 2009

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

> **Re: SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Filed September 3, 2009**
> **File No. 001-33072**

Dear Mr. Dahlberg:

We have reviewed your response letter dated August 14, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2009.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.   We note your response to prior comment 2 where you indicate "the majority" of your U.S. federal government contracts are accounted for under SOP 81-1. You further state that for those circumstances where it is not appropriate to apply SOP 81-1 because the contractual arrangement is "strictly service oriented," you apply

the provisions of SAB 104 and that "many times" you determine that contractual arrangements with the U.S. federal government are strictly service oriented and are therefore, accounted for under SAB 104. Please describe further the types of government contracts that are accounted for under SOP 81-1 versus those that accounted for under SAB 104 and tell us how you distinguish those contracts that are "strictly service oriented" from those that fall within the scope of SOP 81-1. In this regard, for contracts that include a significant amount of services (i.e. systems integration, engineering, technical services, etc.) and are accounted for under SOP 81-1, explain further how they meet the scope requirements of SOP 81-1. Also, tell us the amount of revenues recognized pursuant to SOP 81-1 and the amount recognized pursuant to SAB 104 for each of the last three fiscal years.

Form 10-Q for the Quarter Ended July 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 31

2.   In response to our prior comment 6 in your letter dated July 8, 2009, the Company provided the following disclosures as part of your explanation regarding the use of non-GAAP financial measures:

"We view the year-over-year growth of the acquired business to be part of our internal revenue growth and not acquired growth because we integrate acquired businesses into our existing businesses. Integration permits our current management to leverage business development capabilities, drive internal resource collaboration, utilize access to markets and qualifications, and refine strategies to realize synergies benefiting both acquired and existing business units. Thus, acquired businesses become part of our business and their growth reflects the decisions of current management. We believe the performance of the enterprise post-acquisition, not necessarily the acquired company itself, is the important indicator."

You also indicated that cash incentive bonuses for SAIC executives and the broader employee population are specifically not based on achieving total revenue growth targets as this compensation methodology is intended to reward the successful integration and growth of acquired business but not to reward making the acquisitions themselves.

Please revise your future filings to include these disclosures as they more clearly explain the reasons for your use of non-GAAP disclosures pursuant to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202)-551-3271 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief